RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES CELEBRATES 10th ANNIVERSARY ON BACK OF ANOTHER PROFITABLE HALF-YEAR

London, 5 August 2005 - London and Nasdaq listed gold miner Randgold Resources today marked the tenth anniversary of its incorporation in 1995 after yesterday reporting a US$35 million profit from mining for the six months to June - a 208% increase over the first half of 2004.

Speaking ahead of a commemorative banquet at The Savoy, chairman Philippe Lietard noted that the company had been built from a zero base to a market capitalisation of just under US$1 billion over this relatively short period, much of which had coincided with a severe slump in the gold market.

Randgold discovered the world-class Morila deposit in Mali and developed it into a mine which has produced some 3 million ounces of gold since it started production in October 2000. It is currently developing its second mine - Loulo, also in Mali - which is scheduled to go into production later this month. The company yesterday announced that it had also decided to proceed with the development of an underground mine at Loulo to complement and extend the open-cast operation now being commissioned.

The company holds a total land package of more than 11 500 km2 containing 141 targets in six African countries. Its interests also include the Tongon project in Côte d'Ivoire which is at pre-feasibility stage.

"Ten years ago Randgold Resources was designed to offer the market a distinct alternative to conventional gold mining businesses through the creation of real value through discovery and development. Since then, it has established a unique track record of delivering on its promises. The market has recognised this consistent achievement by according it a leadership position among the gold industry's mid-cap companies," Lietard said.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive - Dr Mark Bristow +44 779 775 2288
Financial Director - Roger Williams +44 791 709 8939
Investor & Media Relations - Kathy du Plessis +27 11 728 4701, Cell: +27 (0) 83 266 5847,
Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed with the United States securities and exchange commission (The SEC') on 29 June 2005. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as proven and probable reserves' for the purposes of the SEC's industry guide number 7.